THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901 (d)
                       OF REGULATION S-T


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           Schedule 13G

            Under the Securities Exchange Act of 1934
                     (Amendment No.    1   )*


           Vaal Reef Exploration & Mining Company, Ltd.
                         (Name of Issuer)

             Common Stock,Par Value $ .15 per share
                  (Title of Class of Securities)

                            918506403
                          (CUSIP Number)




     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          (Continued on the following page(s))
                       Page 1 of  5   Pages

CUSIP NO.   918506403

(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons:

     First Union Corporation            56-0898180

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)                 [ ]
     (b)                 [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:

     North Carolina


Number of Shares Beneficially Owned by Each Reporting Person
with:
(5)  Sole Voting Power             705,222
(6)  Shared Voting Power                 0
(7)  Sole Dispositive Power           705,000
(8)  Shared Dispositive Power             222

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     705,222

(10) Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares (See Instructions)

     [ ]

(11) Percent of Class Represented by Amount in Row 9

     3.689 % (based on   19,115,000   shares outstanding on
              12/31/96)

(12) Type of Reporting Person (See Instructions)

          First Union Corporation (HC)

                                                      Page 3 of 5
Item 1(a) Name of Issuer:

         Vaal Reef Exploration & Mining Company, Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices:

         44 Main Street
         Johannesburg, South Africa

Item 2(a) Name of Person Filing:

         First Union Corporation

Item 2(b) Address of Principal Business Office:

         One First Union Center
         Charlotte, North Carolina 28288-0137

Item 2(c) Citizenship:

         North Carolina

Item 2(d) Title of Class of Securities:

         Common Stock, Par Value $ .15 per share

Item 2(e) CUSIP Number:

         918506403

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (g)[X]Parent Holding Company, in accordance with
            section 240.13d-1(b) (ii) (G)

Item 4      Ownership.

            (a)Amount Beneficially Owned:          705,222
            (b)Percent of Class:                    3.689%
            Number of shares as to which such person has:
            (i)sole power to vote or to direct the vote
                705,222
            (ii)shared power to vote or to direct the vote
                      0
            (iii)sole power to dispose or to direct the
              disposition of    705,000
            (iv)shared power to dispose or to direct the
              disposition of        222

Item 5      Ownership of Five Percent or Less of a Class.

            [X]

Item 6      Ownership of More Than Five Percent on Behalf of
            Another Person.

            Not applicable

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.
            First Union Corporation (HC)          56-0898180

            First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under
            Item 3(g). The relevant subsidiaries are Keystone Investment Management Company (IA), First Union National Bank of North Carolina (BK), and First Union National Bank of Virginia (BK). First Union Corporation acquired Keystone Investments, Inc., the parent of Keystone Investment Management Company on December 11, 1996. Keystone Investment Management Company (IA) previously filed a 13G with respect to the reported security as of December 31, 1995. Keystone Investment Management Company is aninvestment advisor for mutual funds and other clients; the securities reported by this subsidiary are beneficially owned by such mutual funds or other clients. The other First Union entities listed above hold the securities reported in a fiduciary capacity for their respective customers.

Item 8      Identification and Classification of Members of the
            Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not applicable

Item 10   Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                      Page 5 of 5
Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

February 3, 1997
Date




Signature

Dorothy F. Crowe,  Assistant Vice President & Compliance Officer